UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
________________________________________

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934]

Commission file number 1-9300
________________________________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED
EMPLOYEES OF SOUTHERN NEW ENGLAND

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COCA-COLA ENTERPRISES INC.
2500 Windy Ridge Parkway, Atlanta, Georgia 30339

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Exhibit Index: Page 4

The Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the "Plan") is a plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Accordingly, the following items are filed herewith as part of this annual report:

Audited financial statements:

Report of Banks, Finley, White & Co., Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008
Statement of Change in Net Assets Available for Benefits for the Year Ended December 31, 2009
Notes to Financial Statements
Schedule of Assets at December 31, 2009
Signature
Exhibit 23 – Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

2

___________________________________________

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Retirement Programs Committee, which Committee administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA ENTERPRISES SAVINGS PLAN FOR ORGANIZED EMPLOYEES OF SOUTHERN NEW ENGLAND (Name of Plan) By: /S/ JOYCE KING-LAVINDER
Date: June 23, 2010	Joyce King-Lavinder Chairperson, Global Retirement Programs Committee

3

Exhibit Index

Exhibit Number	Description
Exhibit 23	Consent of Banks, Finley, White & Co., Independent Registered Public Accounting Firm

4

Financial Statements and Supplemental Schedule
Coca-Cola Enterprises Savings Plan for Organized
Employees of Southern New England
As of December 31, 2009 and 2008 and For the Year ended December 31, 2009
Together with Report of Independent Registered Public Accounting Firm

To the Global Retirement Programs Committee
Coca-Cola Enterprises Inc.
Atlanta, Georgia:

Report of Independent Auditors

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Banks, Finley, White & Co.
June 23, 2010

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Statement of Net Assets Available for Benefits
As of December 31, 2009 and 2008

(in thousands)	2009	2008
Assets
Investments in Master Trust, at fair value	$6,793	$5,378
Participant loans	607	534
Total assets reflecting all investments at fair value	7,400	5,912
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(59)	63
Net assets available for benefits	$7,341	$5,975

See accompanying notes to the financial statements.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Statement of Net Assets Available for Benefits
Year ended December 31, 2009

(in thousands)	2009
Additions to net assets attributed to:
Investment income in Master Trust	$71
Participant contributions	657
Net change in fair value of investments	957

Total additions	1,685

Deductions from net assets attributed to:
Distributions to Participants	(308)
Administrative expenses	(11)

Total deductions	(319)

Net increase in net assets available for benefits	1,366

Net assets available for benefits:
Beginning of year	5,975
End of year	$7,341

See accompanying notes to the financial statements.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements
December 31, 2009 and 2008

1. Description of the Plan

The following description of the Coca-Cola Enterprises Savings Plan for Organized Employees of Southern New England (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Enterprises Inc. (the “Company”). The Plan was formed effective July 1, 1993 and restated effective January 1, 2002.  The Plan is a defined contribution plan covering certain employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Eligibility

Each employee who (1) has attained age 21 and worked at least one hour of service (1,000 hours of service prior to March 1, 2001) during a 12-month period and (2) is covered by the International Brotherhood of Teamsters, Local 1035, 677, 182, 317, 669, 687, or 693 bargaining units and who is eligible for the Plan under the terms of the collective bargaining agreement negotiated between the Company and such bargaining unit, shall become a participant on the entry date (first day of the pay period after meeting the age and service requirements) at which time the participant may begin compensation deferrals.

Contributions

The Plan allows a participant to contribute up to 16 percent of eligible compensation, as defined, subject to the maximum allowed by the Internal Revenue Code (the “Code”).  A participant may elect to change the rate of contributions or suspend contributions at any time.

The Company may elect to contribute an amount determined annually by the Company.  The Company made no contributions during 2009.  Since inception, the Company has not made an employer contribution to the plan.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

Participant Loans

Participants who are employed at the time of the loan request, including an employee on leave, may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 (minus the amount of the highest outstanding loan balance(s) in the prior 12 months over any outstanding loan balance on the day the loan is made) or 50 percent of their vested account balances.  Loan terms range from 1-5 years for general purpose loans and extend up to 15 years for the purchase of a primary residence.  The balance in the participant’s account secures the loan and the loan bears interest at the prime rate as published in the Wall Street Journal on the second business day of the month preceding the date the loan is issued.  Principal and interest are generally paid in equal installments by a payroll deduction each paycheck and applied directly to the participant’s account.

Vesting

Each participant shall always be 100 percent vested in his or her pre-tax contributions and rollover contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, rollover contributions, if any, and allocations of the Plan’s earnings and losses.  The allocation of earnings and losses is based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

In the event a participant’s union membership status changes, the participant may elect to transfer his or her account out of the Plan.  During the year ended December 31, 2009, the Plan transferred participant accounts totaling $12,778 to other Company-sponsored plans.

Withdrawals and Payments of Benefits

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, death, disability or termination of employment.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

Distributions to participants shall be made in a single lump sum payment if their vested account balance is less than $1,000.  If the participant’s vested account balance is $1,000 or more, the Plan permits distribution in the form of a lump sum, installment payments or a combination of lump sum and installment payments at the discretion of the participant.  If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from these accounts would be available for a financial hardship or from a participant’s rollover source within the Plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan.  In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared using the accrual method of accounting.

Valuation of Investments

The Plan participates in the Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by JPMorgan Chase Bank, N.A. (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

Short-term investments are stated at fair value, which approximates cost and is based on quoted redemption values determined by the Trustee. Mutual funds and the common stock of Coca-Cola Enterprises Inc. are valued based on quoted market prices on national exchanges on the last business day of the Plan year. Investments in collective trusts are stated at fair value, and are valued at the net asset value of shares held by the Plan at

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contact; and
•	The duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the wrapper

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2009, contract value exceeded fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 3.2 percent and 6.6 percent, for the years ended December 31, 2009 and 2008, respectively. The crediting interest rate was approximately 4.2 percent at December 31, 2009 and 2008.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Plan as of December 31, 2009 and 2008 are as follows (in thousands):

Fair value of the underlying assets of the wrapper contracts:	2009	2008
Fixed income securities	$42	$67
Common/Collective Trusts	1,881	1,670
Fair value of the wrapper contracts	1,923	1,737
Adjustment from fair value to contract value	(59)	63
Contract value	$1,864	$1,800

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document.  All other expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3. Investments

As of December 31, 2009, the Plan’s investment in the Master Trust was $6.8 million.  The Plan’s investment in the Master Trust (including investments bought, sold, as well as held during the year) appreciated in fair value by $1 million during 2009.

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets at December 31, 2009 was $6.8 million.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

4. Coca-Cola Enterprises Inc. Defined Contribution Plans Master Trust

The Plan’s interest in the net assets of the Master Trust was less than 1 percent at December 31, 2009. This was determined by comparing the Plan’s net assets to total net assets in the Master Trust.

The condensed statement of net assets at December 31, 2009 and 2008 for the Master Trust is as follows (in thousands):

Investments at fair value:	2009	2008
Common/Collective trust funds	$579,799	$476,917
Registered Investment Companies	330,722	238,219
Company Stock	155,623	97,592
CISC Self-Directed Accounts	20,005	15,551
Stable Value Fund at fair value	211,635	195,046
Investments at fair value	1,297,784	1,023,325
Stable Value Fund Book Valuation Adjustment	(6,402)	9,349
Master Trust Net Assets	$1,291,382	$1,032,674

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

The condensed statement of changes in net assets for the year ended December 31, 2009 in the Master Trust is as follows (in thousands):

2009
Additions:
Interest and dividend income	$16,568
Participant contributions	82,351
Company contributions	20,007
Net change in fair value of investments	253,503
Total additions	372,429

Deductions:
Distributions to Participants	(111,362)
Administrative expenses	(2,359)
Total deductions	(113,721)

Net increase	258,708

Net assets available for benefits:
Beginning of year	1,032,674
End of year	$1,291,382

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

During 2009 and 2008, the Master Trust’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value, as follows (in thousands):

Net change in fair value of investments:	2009	2008
Registered Investment Companies	$70,525	$(204,952)
Company Stock	71,530	(116,988)
CISC Self-Directed Accounts	4,297	(7,528)
Stable Value Fund	7,450	7,775
Common/Collective trust funds	99,701	(140,524)
Totals	$253,503	$(462,217)

Between January 1, 2009 and December 31, 2009, the Master Trust had the following transactions relating to common stock of Coca-Cola Enterprises Inc. (in thousands):

	Shares	Fair Value	Realized Gain/(Loss)
Purchases	572	$9,363	$-
Sales	(1,344)	$(24,030)	$(1,135)
Dividends received	-	$2,302	$-

Balance at December 31, 2009	7,338	$155,623

In addition to Company stock, the fair value of investments that individually represent 5 percent or more of the Master Trust’s net assets at December 31, 2009 are as follows (in thousands):

Fair Value
SSgA S&P 500 Fund	$285,083
JP Morgan Core Bond	$160,656
Artio International Equity Fund	$101,827
American Funds Growth Fund	$174,687
Invesco Stable Value Fund	$211,635

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

5.  Fair Value Measurements

The Plan assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2009 are as follows (in thousands):
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Equity Securities
Common trust funds (A)	$326,955	$-	$326,955	$-
Mutual Funds (B)	224,574	224,574
Company Stock (C)	155,623	155,623
International Equity Securities
Mutual Funds	105,905	105,905
Fixed Income Securities
Common trust funds (A)	160,656		160,656
Mutual Funds (B)	243	243
Other
Stable Value Fund (D)	211,635		211,635
Retirement Date Funds (E)	92,188		92,188
Self-Directed Brokerage Account Investments (F)	20,005	20,005
Participant Loans (G)	79,434			79,434
Total Plan Assets	$1,377, 218	$506,350	$791,434	$79,434

(A)
The underlying investments held in the common trust funds are actively managed investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)	Investments in mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(C)	Investments in Company Stock are valued using quoted market prices multiplied by the number of shares owned.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.   The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held at the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)
Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the net asset value of shares held by the Plan at the measurement date.

(G)	Participant loans are valued at amortized cost, which approximates fair value.

The summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 is as follows (in thousands):

Participant loans
Balance, beginning of year	$79,801
Purchases, sales, issuances and settlements (net)	(367)
Balance, end of year	$79,434

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

The Plan assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2008 are as follows (in thousands):

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Equity Securities
Common trust funds (A)	$247,250	$-	$247,250	$-
Mutual Funds (B)	21,287	21,287
Company Stock (C)	97,592	97,592
International Equity Securities
Mutual Funds	215,724	215,724
Fixed Income Securities
Common trust funds (A)	167,987		167,987
Mutual Funds (B)	1,208	1,208
Other
Stable Value Fund (D)	195,046		195,046
Retirement Date Funds (E)	61,680		61,680
Self-Directed Brokerage Account Investments (F)	15,551	15,551
Participant Loans (G)	79,801			79,801
Total Plan Assets	$1,103,126	$351,362	$671,963	$79,801

(A)
The underlying investments held in the common trust funds are actively managed investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)	Investments in mutual funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(C)	Investments in Company Stock are valued using quoted market prices multiplied by the number of shares owned.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

(D)
The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.     The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held at the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(F)
Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the net asset value of shares held by the Plan at the measurement date.

(G)	Participant loans are valued at amortized cost, which approximates fair value.

The summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 is as follows (in thousands):

Participant loans
Balance, beginning of year	$84,564
Purchases, sales, issuances and settlements (net)	(4,763)
Balance, end of year	$79,801

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants.  Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

Notes to Audited Financial Statements

8.  Subsequent Events

On February 25, 2010, the Company entered into agreements with The Coca-Cola Company (“TCCC”) under which TCCC will acquire the Company's North America operations. The Plan is considered to be part of the Company's North America operations and as such will be transferred to TCCC upon completion of the transaction. It is anticipated that the majority of the participants in the Plan will also be transitioning to TCCC and therefore, no separation in service or termination event will occur for these employees under the terms of the Plan.  For additional information about the merger, refer to the Company's Form S-4 filed with the Securities and Exchange Commission on May 25, 2010.

Supplemental Schedule

Coca-Cola Enterprises
Savings Plan for Organized Employees
of Southern New England

EIN: 58-0503352    Plan Number: 010

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Fair Value (in thousands)

*	Participant Loans	Interest rates ranging from 3.25% to 9.50%	607

      * Parties in Interest